Exhibit 99.1

Confidential Draft

Ambow Education Announces Third Quarter 2019 Financial Results

BEIJING, December 12, 2019 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month and nine-month periods ended September 30, 2019.

“We are pleased with the topline growth during this quarter. Both of our primary revenue streams, K-12 Schools and College Preparation & Continuing Education, showed 26% and 13% year-over-year increases, respectively. Furthermore our deferred revenue related to tuition and course fees and our education service platform increased 86.2% to US$33.7 million from the prior year period. As we move towards closing out fiscal 2019, we shall continue to explore innovation in our educational services portfolio, invest in new technology to build up our education service platforms, and roll out our cross-border university platform across the U.S. and China. At the same time we are making efforts to optimize and synergize resources and expenditures throughout the Company. Looking forward, we believe we are positioning Ambow to remain a leading provider of educational and career enhancement services inside China as well as a transformational cross-border leader in assisting career colleges and universities by addressing five key challenges across: curriculum development, retaining qualified faculty, practical training, job placement and international cooperation,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer.

“As a leading innovator in the robust Chinese education market, Ambow continues to expand its brand presence and market positioning through the buildout of our powerful and modern learning platform. During the third quarter, the Company hosted a forum on innovation and international resource sharing across Chinese and foreign higher education, in Beijing. The International Education Expo allowed Ambow to promote its cross-border education model which not only benefits international students seeking higher education opportunities but also the institutions that fall under the credentialing standards as maintained by Global Career Quality Assurance (GCQA). In terms of initiatives and partnerships for the advancement of new technology curriculums in China, Ambow has recently partnered with Hebei Agricultural University and Beijing University of Agriculture to jointly design and build a Big Data engineering lab and Internet of Things (IoT) lab respectively, whose value proposition is in driving development of higher education initiatives which prepare students for the new technology-driven economy of today," concluded Dr. Huang.

Third Quarter 2019 Financial Highlights

•	Net revenues for the third quarter of 2019 increased by 12.7% to US$17.7 million from US$15.7 million in the same period of 2018. This increase was mainly driven by higher student enrollment.

•	Gross profit for the third quarter of 2019 increased by 4.7% to US$4.5 million from US$4.3 million in the same period of 2018. Gross profit margin was 25.4%, compared with 27.4% for the third quarter of 2018. The decrease in gross profit margin was primarily due to additional investments in new programs and new technology deployment.

Confidential Draft

•	Operating expenses for the third quarter of 2019 increased by 141.7% to US$14.5 million from US$6.0 million for the same period of 2018. The increase of operating expenses was primarily due to more marketing activities to promote student enrollment, additional investments in new programs and new technology deployment, increase in staff compensation and an impairment loss of goodwill and intangible assets in US$5.4 million recorded in the third quarter.

•	Net loss attributable to ordinary shareholders was US$10.2 million, or US$0.23 per basic and diluted share, compared with a net loss of US$1.8 million, or US$0.04 per basic and diluted share, for the third quarter of 2018.

•	As of September 30, 2019, Ambow maintained strong cash resources of US$43.9 million, comprised of cash and cash equivalents of US$18.4 million and short-term investments of US$25.5 million.

•	As of September 30, 2019, the Company’s deferred revenue balance was US$33.7 million, representing an 86.2% increase from US$18.1 million as of December 31, 2018, mainly attributable to the tuition and course fees collected in the K-12 business segment for the 2019-2020 academic year, deferred revenue collected from our education service platforms and the tuition fees collected for the fall semester of 2019.

First Nine Months 2019 Financial Highlights

•	Net revenues for the first nine months of 2019 increased by 8.7% to US$57.4 million from US$52.8 million in the same period of 2018. This increase was mainly driven by higher student enrollment.

•	Gross profit for the first nine months of 2019 decreased by 2.0% to US$19.5 million from US$19.9 million in the same period of 2018. Gross profit margin was 34.0%, compared with 37.7% for the nine months of 2018. The decrease in gross profit margin was primarily due to additional investments in new programs and new technology deployment.

•	Operating expenses for the first nine months of 2019 increased by 63.2% to US$31.0 million from US$19.0 million for the same period of 2018. The increase of operating expenses was primarily due to more marketing activities to promote student enrollment, additional investments in new programs and new technology deployment, increase in staff compensation and an impairment loss of goodwill and intangible assets in US$5.4 million recorded in the third quarter of 2019.

•	Net loss attributable to ordinary shareholders was US$12.3 million, or US$0.28 per basic and diluted share, compared with a net income of US$2.0 million, or US$0.05 per basic and diluted share, for the first nine months of 2018.

The Company's third quarter and first nine months of 2019 financial and operating results can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Confidential Draft

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2019 are based on the effective exchange rate of 7.1477 as of September 30, 2019; all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2018 are based on the effective exchange rate of 6.8680 as of September 28, 2018; all amounts translated from RMB to U.S. dollars as of December 31, 2018 are based on the effective exchange rate of 6.8755 as of December 31, 2018. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

Confidential Draft

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

Confidential Draft

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of September 30,		As of December 31,
	2019		2018
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	18,454	131,902	211,436
Restricted cash	-	-	30,072
Short term investments, available for sale	15,559	111,209	47,208
Short term investments, held to maturity	9,933	71,000	70,000
Accounts receivable, net	4,069	29,087	18,132
Amounts due from related parties	334	2,384	1,105
Prepaid and other current assets, net	19,246	137,567	134,770
Loan receivable, current	-	-	42,677
Total current assets	67,595	483,149	555,400
Non-current assets:
Property and equipment, net	21,182	151,403	165,933
Land use rights, net	248	1,770	1,804
Intangible assets, net	7,949	56,815	92,412
Goodwill	8,252	58,986	73,166
Deferred tax assets, net	1,837	13,130	10,240
Operating lease right-of-use asset	35,412	253,111	-
Finance lease right-of-use asset	923	6,600	-
Other non-current assets, net	10,201	72,914	11,264

Total non-current assets	86,004	614,729	354,819

Total assets	153,599	1,097,878	910,219

LIABILITIES
Current liabilities:
Deferred revenue *	33,735	241,130	124,250
Accounts payable *	1,634	11,682	13,583
Accrued and other liabilities *	26,503	189,438	256,325
Borrowing from third party, current	-	-	41,179
Income taxes payable *	29,982	214,305	207,114
Amounts due to related parties *	356	2,543	2,696
Operating lease liability, current *	7,511	53,687	-
Total current liabilities	99,721	712,785	645,147
Non-current liabilities:
Consideration payable for acquisitions	185	1,322	1,322
Other non-current liabilities	-	-	979
Operating lease liability, non-current *	29,337	209,692	-

Total non-current liabilities	29,522	211,014	2,301

Total liabilities	129,243	923,799	647,448

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2018 and September 30, 2019)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,756,289 and 38,804,032 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	102	729	728
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	13	90	90
Additional paid-in capital	490,858	3,508,504	3,507,123
Statutory reserve	2,819	20,149	20,149
Accumulated deficit	(470,029)	(3,359,627)	(3,271,838)
Accumulated other comprehensive income	810	5,787	8,305
Total Ambow Education Holding Ltd.’s equity	24,573	175,632	264,557
Non-controlling interests	(217)	(1,553)	(1,786)
Total equity	24,356	174,079	262,771
Total liabilities and equity	153,599	1,097,878	910,219

*	All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

Confidential Draft

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
							Retained	Accumulated
	Class A Ordinary		Class C Ordinary		Additional		Earnings	other	Non-
	shares		shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441
Share-based compensation	-	-	-	-	266	-	-	-	-	266
Issuance of ordinary shares for restricted stock award	19,097	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(746)	-	(746)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	173	-	173
Addition of noncontrolling interests resulting from new subsidiaries	-	-	-	-	-	-	-	-	502	502
Net income/(loss)	-	-	-	-	-	-	8,778	-	(180)	8,598
Balance as of June 30, 2019	38,804,032	729	4,708,415	90	3,508,260	20,149	(3,286,816)	5,379	(1,557)	246,234
Share-based compensation	-	-	-	-	244	-	-	-	-	244
Foreign currency translation adjustment	-	-	-	-	-	-	-	(93)	-	(93)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	501	-	501
Net (loss)/income	-	-	-	-	-	-	(72,811)	-	4	(72,807)
Balance as of September 30, 2019	38,804,032	729	4,708,415	90	3,508,504	20,149	(3,359,627)	5,787	(1,553)	174,079

Balance as of January 1, 2018	34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959
Share-based compensation	-	-	-	-	616	-	-	-	-	616
Issuance of ordinary shares for restricted stock award	30,187	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	3,276	-	3,276
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	64	-	64
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(9)	(9)
Net (loss)/income	-	-	-	-	-	-	(7,062)	-	93	(6,969)
Balance as of March 31, 2018	34,237,126	641	4,708,415	90	3,456,922	20,036	(3,323,777)	10,216	(1,191)	162,937
Share-based compensation	-	-	-	-	618	-	-	-	-	618
Issuance of ordinary shares for restricted stock award	30,187	0	-	-	(0)	-	-	-	-	-
Issuance of ordinary shares on IPO	4,140,000	80	-	-	46,047	-	-	-	-	46,127
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,523)	-	(1,523)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	69	-	69
Buy-outs of noncontrolling interests	-	-	-	-	(2,619)	-	-	-	(1,885)	(4,504)
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(41)	(41)
Net income/(loss)	-	-	-	-	-	-	33,312	-	(143)	33,169
Balance as of June 30, 2018	38,407,313	721	4,708,415	90	3,500,968	20,036	(3,290,465)	8,762	(3,260)	236,852
Share-based compensation	-	-	-	-	655	-	-	-	-	655
Issuance of ordinary shares for restricted stock award	29,355	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(501)	-	(501)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	(114)	-	(114)
Buy-outs of noncontrolling interests	-	-	-	-	-	-	-	-	1	1
Net (loss)/income	-	-	-	-	-	-	(12,413)	-	89	(12,324)
Balance as of September 30, 2018	38,436,668	721	4,708,415	90	3,501,623	20,036	(3,302,878)	8,147	(3,170)	224,569

Confidential Draft

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the nine months ended September 30,			For the three months ended September 30,
	2019	2019	2018	2019	2019	2018
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	57,273	409,367	356,429	17,730	126,729	107,227
Intelligent program and services	167	1,193	6,034	(24)	(173)	251
Total net revenues	57,440	410,560	362,463	17,706	126,556	107,478
COST OF REVENUES
Educational program and services	(37,138)	(265,454)	(220,991)	(13,002)	(92,934)	(76,723)
Intelligent program and services	(814)	(5,818)	(5,188)	(155)	(1,109)	(1,266)
Total cost of revenues	(37,952)	(271,272)	(226,179)	(13,157)	(94,043)	(77,989)

GROSS PROFIT	19,488	139,288	136,284	4,549	32,513	29,489
Operating expenses:
Selling and marketing	(5,705)	(40,778)	(31,967)	(2,183)	(15,607)	(12,740)
General and administrative	(19,658)	(140,510)	(96,872)	(6,732)	(48,116)	(27,717)
Research and development	(218)	(1,555)	(1,647)	(152)	(1,087)	(820)
Impairment loss	(5,422)	(38,754)	-	(5,422)	(38,754)	-
Total operating expenses	(31,003)	(221,597)	(130,486)	(14,489)	(103,564)	(41,277)

OPERATING (LOSS) INCOME	(11,515)	(82,309)	5,798	(9,940)	(71,051)	(11,788)

OTHER INCOME (EXPENSES)
Interest income	468	3,343	5,367	255	1,823	1,691
Foreign exchange gain, net	6	46	154	6	45	19
Other income (loss), net	27	193	517	1	7	(408)
Gain from deregistration of subsidiaries	179	1,279	3,220	-	-	-
Gain on sale of investment available for sale	59	422	759	-	3	275
Total other income	739	5,283	10,017	262	1,878	1,577
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(10,776)	(77,026)	15,815	(9,678)	(69,173)	(10,211)
Income tax expense	(1,543)	(11,032)	(1,939)	(508)	(3,634)	(2,113)

NET (LOSS) INCOME	(12,319)	(88,058)	13,876	(10,186)	(72,807)	(12,324)
Less: Net (loss) income attributable to non-controlling interest	(38)	(269)	39	1	4	89

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(12,281)	(87,789)	13,837	(10,187)	(72,811)	(12,413)

NET (LOSS) INCOME	(12,319)	(88,058)	13,876	(10,186)	(72,807)	(12,324)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	(457)	(3,267)	1,252	(13)	(93)	(501)
Unrealized gains on short term investments
Unrealized holding gains arising during period	173	1,238	446	75	538	66
Less: reclassification adjustment for gains included in net income	68	489	427	5	37	180
Other comprehensive (loss) income	(352)	(2,518)	1,271	57	408	(615)

TOTAL COMPREHENSIVE (LOSS) INCOME	(12,671)	(90,576)	15,147	(10,129)	(72,399)	(12,939)

Net (loss) income per share - basic	(0.28)	(2.02)	0.34	(0.23)	(1.67)	(0.29)

Net (loss) income per share - diluted	(0.28)	(2.02)	0.34	(0.23)	(1.67)	(0.29)

Weighted average shares used in calculating basic net (loss) income per share	43,496,848	43,496,848	40,697,965	43,512,447	43,512,447	43,125,614

Weighted average shares used in calculating diluted net (loss) income per share	43,496,848	43,496,848	41,025,566	43,512,447	43,512,447	43,125,614

Confidential Draft

Discussion of Segment Operations

(All amounts in thousands)

	For the nine months ended September 30,			For the three months ended September 30,
	2019	2019	2018	2019	2019	2018
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools *	28,431	203,214	176,176	7,311	52,256	41,507
College Preparation & CE Programs *	29,009	207,346	186,287	10,395	74,300	65,971
Total net revenues	57,440	410,560	362,463	17,706	126,556	107,478
COST OF REVENUES
K-12 Schools *	(18,032)	(128,887)	(108,687)	(5,427)	(38,794)	(32,041)
College Preparation & CE Programs *	(19,920)	(142,385)	(117,492)	(7,730)	(55,249)	(45,948)
Total cost of revenues	(37,952)	(271,272)	(226,179)	(13,157)	(94,043)	(77,989)
GROSS PROFIT
K-12 Schools *	10,399	74,327	67,489	1,884	13,462	9,466
College Preparation & CE Programs *	9,089	64,961	68,795	2,665	19,051	20,023
Total gross profit	19,488	139,288	136,284	4,549	32,513	29,489

*	Ambow previously had three reportable segments, including Better School, Better Job and Others for the years prior to 2019. In 2019, along with the shift of business development focus, Ambow changed its management approach to organize reportable segments to make operating decisions and assess performance. New reportable segments include K-12 schools and College Preparation & CE Programs, which provide K-12 educational services and tutoring and vocational educational services, respectively.